Exhibit (a)(1)(B)

ORBOTECH LTD.

Form of e-mail to be sent to eligible employees by Raanan Cohen, President and Chief Executive Officer of

Orbotech Ltd., upon Commencement of the Exchange Offer

Subject: Option Exchange Program—Personal and Confidential

Dear Orbotech Employee,

I am very pleased to advise you that our Board of Directors has resolved to implement a one-time option exchange program which is designed to strengthen your financial incentives within the Company’s existing equity award program and, hopefully, enable you to benefit from the Company’s growth and success over time. The option exchange program has already been approved by our shareholders at the Annual General Meeting of Shareholders on September 1, 2010.

Although complete information regarding the details of, and instructions about how to participate in, the option exchange program will be communicated to you separately, certain more significant aspects of the program follow:

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Employees who are resident in Israel, the United States, Germany, Hong Kong, Japan, Korea or Taiwan are eligible to participate in the option exchange program, and may exchange certain existing options with exercise prices greater than $20 per share awarded to them in the years 2005, 2006 or 2007 for new options to purchase a lesser number of shares than the existing options.

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These new options will be granted on the first trading day after the expiration of the exchange offer, with an exercise price equal to the average between the high and low sale prices of the Company’s shares as reported on the Nasdaq on that day.

•	These new options will have special vesting and expiration schedules.

•	The Company’s directors and its senior management and corporate officers, as well as certain additional members of the Company’s management, are ineligible to participate.

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The Company’s Corporate Secretary, Michael Havin, with the support of the Company’s Human Resources department, will be in charge of managing and administering the option exchange program. You will receive from him a separate e-mail containing or referring you to the documents that make up the option exchange program, as well as additional material that we hope will be helpful to you in evaluating whether or not to participate in the option exchange program.

The Board of Directors believes that your underwater existing options no longer effectively provide the long-term incentive and retention objectives for which they were intended and that the option exchange program constitutes an important component in the Company’s strategy to retain, motivate and reward key employees such as yourself. In addition, the Board of Directors believes that the option exchange program will be beneficial to shareholders as it may result in the cancellation of a large number of outstanding options and the issuance of new options for significantly fewer shares in their place.

Although the Board of Directors has approved the option exchange program, neither the Company nor the Board of Directors is making any recommendation as to whether or not you should participate in the option exchange program. Participation in the option exchange program carries risks and there is no guarantee that you will ultimately receive greater value from new options if you elect to participate in the option exchange program than from your existing options if you do not elect to participate. As a result, you must make your own decision regarding your participation in the option exchange program. It is important that you carefully read all of the materials provided to you or to which we refer you; and the Company strongly recommends that you consult with your own legal, financial and tax advisors in relation to any questions concerning the option exchange program including any personal tax implications or otherwise.

On the matter of confidentiality, as you are aware the Company treats, and requests that employees treat, all matters in connection with employee remuneration, including equity awards, with the utmost discretion. This e-mail is being sent only to those employees who are eligible to participate in the option exchange program. As such, please keep this matter confidential and refrain from discussing any individual employee remuneration matters with any other employees within the Orbotech group of companies and affiliates, other than your direct manager, properly appointed Orbotech human resources personnel and the Corporate Secretary.

The option exchange program undoubtedly presents a unique, one-time opportunity which I urge you to consider very carefully. Please note, however, that the offer will be open for a limited period of time only, so it is important that you take this matter in hand as soon as possible.

Finally, I would like to take this opportunity to acknowledge the Company’s appreciation of your longstanding service and commitment and to wish you, and the Company as a whole, continued success in our joint endeavors. In addition to the potential financial opportunity which this option exchange program presents, I hope you will also see it as a further mark of the Company’s gratitude for your efforts. I look forward to your ongoing and long-term employment with, and contribution to, Orbotech.

Kind regards,

Rani Cohen

President and

Chief Executive Officer

Orbotech Ltd.

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